Re: Marathon Value Portfolio

Dear Shareholder:

We have tried unsuccessfully to contact you, whether by mail or phone, regarding a very important matter concerning your investment with Marathon Value Portfolio. This matter pertains to a time-sensitive initiative for the Fund and its shareholders and for which we need your response.

It is very important that we speak with you. Please call toll-free at 1-800-591-6313 between 9:00 a.m. and 10:00 p.m. Eastern Time, Monday through Friday. At the time of the call, please reference the Investor ID listed below.

INVESTOR PROFILE:

Investor ID: XXXXXXXX                                                       Security ID: 66538E648

Shares owned: XXXXXXXXX

The call will only take a few moments of your time. Please contact us as soon as possible. Thank you for your time and consideration.

Sincerely,

Eric Kane, President

President

OFFICIAL BUSINESS_ This document relates to your investment in Marathon Value Portfolio.